Video Transcript:

Jonathan Navarrete: Hello everyone my name is Jonathan Navarrete and I'm one of the franchise developers for Handam Barb-B-Q, the new upcoming location in Katy, Texas. And today I'm going to tell you five reasons why you should invest in us.

Reason number one: Korean food is the hottest trend right now in the market and doesn't seem to go away anytime soon. Culturally, K-pop and K-dramas have become popular and even mainstream here in the United States. Recently, even McDonalds decided to jump in offering Korean sauces to go with their chicken nuggets.

Reason number two: Hamdan Barb-B-Q opened its doors on November 1st, 2020. Needless to say, this was a very challenging time for us, and we had to navigate through a lot of difficulties. But we survived the pandemic, and our store is thriving and growing. If we could survive and thrive within the COVID-19 pandemic, I believe we can grow and thrive anywhere.

Reason number three: Hamdan Barb-B-Q offers a smokeless charcoal cooking experience for all our guests. Many of our guests have come here and our greatly pleased with the quality of the food and service.

Reason number four: COVID-19 has been horrible for the restaurant industry. And we've seen many, many restaurants shut down. Now, obviously, this is an unfortunate situation. However, this presents a tremendous opportunity where we can acquire these restaurant spaces that already have infrastructure and we can build our restaurants for a lot less than building one from scratch.

Reason number five: location, location, location. We have found a location in Katy, Texas right off the I-10 freeway.

Thank you so much for watching and I hope to see you soon as a part of our family.